

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

May 9, 2007

via U.S. mail and facsimile

William M. Barrett, Chief Executive Officer
Neenah Foundry Company
2121 Brooks Avenue
P.O. Box 729
Neenah, Wisconsin 54957

> **RE: Neenah Foundry Company**
> **Form 10-K for the Fiscal Year Ended September 30, 2006**
> **Filed December 15, 2006**
> **File No. 333-28751-03**

Dear Mr. Barrett:

We have reviewed your response letter dated May 4, 2007 and have the following
additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2006

Liquidity and Capital Resources, page 28

1. Regarding prior comment 2, we note the disclosure on page 30 that Adjusted
   EBITDA is a "material component" of the covenants contained within your credit
   facility. If you believe a covenant is a material term of the credit agreement and
   information about the covenant is material to an investor's understanding of the
   company's liquidity, you should provide an appropriate discussion of the actual
   ratio or other measure constituting the covenant. It is not clear why you are
   disclosing Adjusted EBITDA, which appears to be just one component of the
   calculation of certain financial covenants, absent a discussion of the covenants
   themselves. As explained in Question 10 of *Frequently Asked Questions
   Regarding the Use of Non-GAAP Financial Measures*, discussion of a non-GAAP
   financial measure for other purposes is not permitted unless otherwise allowable
   under Item 10(e) of Regulation S-K.

We also note the reference on page 31 to the use of Adjusted EBITDA as "a measure of a company's performance." Item 10(e) prohibits adjusting a non-GAAP financial performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonable likely to recur within two years or there was a similar charge or gain within the prior two years. On page 30, you state your calculation of Adjusted EBITDA excludes "non-recurring non-cash charges and certain one-time cash charges." However, it appears several of the adjustments made are reasonably likely to recur and/or have occurred in all three years presented.

In future filings please remove the disclosure relating to Adjusted EBITDA and provide appropriate discussion of covenants that are considered to be material to an investor's understanding of the company's financial condition and liquidity. Measures disclosed in such a discussion should be those stipulated by the actual debt covenants and should be reconciled to the most directly comparable GAAP financial measure for liquidity, such as cash flows from operations. If you expect to include this type of discussion in future filings, please provide us with an example of the expected disclosure.

* * * *

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief